FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_______	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1.	Press release dated, March 31, 2004 titled, “Santander Consumer Finance Acquires Norway’s Leading Vehicle Finance Company.”

Press Release

Santander Consumer Finance acquires Norway’s
leading vehicle finance company

•	The transaction consists of two phases: the acquisition of 100% of ELCON Finans SA from DnB NOR, the country’s leading financial group, for 3.44 billion Nkr (400 million euros), and the subsequent sale of ELCON’S equipment leasing and factoring businesses.

•	With this operation, Santander enters the Scandinavian market, among the most stable in Europe.

Madrid, March 31, 2004 – Santander Consumer Finance has signed an agreement with DnB NOR to acquire its consumer finance unit ELCON Finans AS, the country’s leading vehicle finance company, for 3.44 billion Norwegian crowns (approximately 400 million euros).

The transaction consists of the acquisition by Santander of 100% of ELCON for approximately 400 million euros and subsequent sale of ELCON’s equipment leasing and factoring businesses for around 160 million euros. Negotiations are at an advanced stage with Société Générale regarding the sale of these businesses.

The resulting net cost to Santander is thus an estimated 240 million euros, generating goodwill of 102 million euros. The price to book value is 1.51.

ELCON Finans, founded in 1963 and part of DnB NOR, Norway’s largest banking group, has total managed assets of 3.2 billion euros of which 51% are in vehicle financing where it has a market share of 29.8% in Norway. Of total assets, 17% are located in Sweden and Denmark.

With this acquisition, Santander enters the Scandinavian market as leader in vehicle finance in Norway while positioning itself also in Sweden. It thus also extends its consumer finance operations to 10 European countries with 22 billion euros in total managed assets.

The Norwegian market is among the most stable in Europe, with per capita income of 42,000 euros in 2003 and a market for new vehicles that grew by more than 10% a year between 1999-2002. ELCON recorded a net profit of 30 million euros in 2003, a rise of 11.5%, with new production in vehicle loans and leasing of 844 million euros.

External Communications – International Media Relations Plaza de Canalejas, 1 - 28014 -MADRID. Tel.: 34 91 558 3486 Fax: 34 91 558 1705

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The transaction is subject to regulatory approval in Spain and Norway and is expected to close in approximately three months.

Santander Consumer Finance is the consumer finance subsidiary of Grupo Santander, Spain’s largest financial group and second largest in the Euro zone by market capitalization. Santander, founded in 1857, offers universal banking services in 40 countries, and is the leading financial services group in Latin America.

In 2003, the group recorded net attributable income of 2.61 billion euros, the highest in its history. Its consumer finance business, with operations in Spain, Germany, Italy, Portugal, Austria, Poland, the Czech Republic and Hungary, last year reported pre-tax income of 399 million euros, a rise of 31%.

Grupo Santander Press contacts:

Keith Grant – +3491-5583486 e-mail: kgrant@gruposantander.com

Peter Greiff – +3491-5581401 e-mail:pgreiff@gruposantander.com

External Communications – International Media Relations Plaza de Canalejas, 1 - 28014 -MADRID. Tel.: 34 91 558 3486 Fax: 34 91 558 1705

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: April 1, 2004	By: /s/ José Antonio Alvarez
Name: José Antonio Alvarez
Title: Executive Vice President